Deloitte &
    Touche
__________            _______________________________________________________

                      Two Jericho Plaza             Telephone: (516) 935-9000
                      Jericho, New York 11753-1683  Facsimile: (516) 935-9056





February 26, 1993


Audit Committee of the Board of Directors
Jamaica Water Supply Company
410 Lakeville Road
Lake Success, NY 11042

Dear Members of the Audit Committee:

We have made a study and evaluation of the system of internal accounting control of Jamaica Water Supply Company (the "Company") in effect at December 31, 1992. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities nevertheless may occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In our opinion, the system of internal accounting control of the Company in effect at December 31, 1992, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

  _______________

  Deloitte Touche
  Tohmatsu
  International
  _______________


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                                                            -2-



Audit Committee of the Board of Directors


However, in connection with our study and evaluation of the Company's system of internal accounting control, we noted certain matters involving the internal control structure and its operation that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgement, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Our observations and recommendations concerning this reportable condition are set forth in this report.

We have also submitted to management separately our comments concerning certain observations and recommendations relating to other accounting, administrative, and operating matters.

Yours truly,

REPORTABLE CONDITION UNDER STANDARDS ESTABLISHED BY THE AMERICAN
INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
_____________________________________________________________________


Observation: We reviewed general controls relating to the information system function at the Company. Business systems are supported by an internal systems group and an outside vendor. Relations with the outside vendor and security and use of their applications are supported by the accounting department. Our review did not focus on the outside vendor applications. Our review focused on the general controls surrounding the billing and receivables applications supported by Company personnel.

Certain management control procedures have been established by the information systems department. These controls address:

.   Requests for program modifications
.   Management of the program maintenance process
.   Computer operations
.   File management
.   File backup
.   Program libraries

The design of these controls appear to address many accounting control objectives; however, the lack of a separation of duties within the information systems department greatly reduces the effectiveness of procedures and accounting controls. Such a lack of separation of duties is not uncommon in information systems department of similar size. However, the lack of an on-site department manager to monitor and review operations and controls further expands the separation of duties problem.

Recommendation: Enhance existing management control procedures to address all information systems control objectives. Assign information system management responsibilities to a Company executive. Fill the vacant information manager positions at the earliest possible date. Also enhance operational and accounting controls over output.